Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

U.S.A.

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

January 23, 2023

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Robert Shapiro
Ms. Theresa Brillant
Ms. Jennie Beysolow
Mr. Donald Field

Re:	QuantaSing Group Limited (the “Company”) (CIK No. 0001932770)
Registration Statement on Form F-1, as amended (Registration No. 333-268907)
Registration Statement on Form 8-A (Registration No. 001-41590)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on January 24, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between January 13, 2023 and the date hereof, approximately 267 copies of the preliminary prospectus of the Company dated January 13, 2023 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Xinyu Liu
Name:	Xinyu Liu
Title:	Managing Director

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Victor Jiang
Name:	Victor Jiang
Title:	Managing Director